UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2021

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CERTAIN UPDATES TO 2020 ANNUAL REPORT

This report on Form 6-K presents certain updates to Companhia Siderúrgica Nacional’s (“CSN,” “we,” “us” or “our”) Annual Report on Form 20-F for its fiscal year ended December 31, 2020 (“2020 Annual Report”), as filed with the U.S. Securities and Exchange Commission on April 13, 2021.

Exhibit A: Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three Months Ended March 31, 2021

Exhibit B: Certain Updates to 2020 Annual Report

São Paulo, June 2, 2021

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

Exhibit A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim consolidated financial information as of March 31, 2021 and for the three months ended March 31, 2020 and 2021, as furnished to the U.S. Securities and Exchange Commission on Form 6-K on May 10, 2021, and the information presented under the sections entitled “Item 3. Key Information—Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2020 Annual Report, which includes our audited consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020.

Consolidated Results of Operations

The following table presents certain financial information with respect to our results of operations for the three months ended March 31, 2020 and 2021:

	Three months ended March 31,
	2020	2021	2021(1)
	(in millions of R$, except per share data)		(in millions of US$, except per share data)
Net operating revenues	5,334.7	11,913.3	2,091.0
Cost of products sold	(4,017.7)	(6,178.8)	(1,084.5)
Gross profit	1,316.9	5,734.5	1,006.5
Operating expenses
Selling	(390.9)	(422.6)	(74.2)
General and administrative	(119.1)	(134.5)	(23.6)
Equity in results of affiliated companies	(45.1)	13.4	2.4
Other expenses	(768.9)	(574.1)	(100.8)
Other income	102.7	2,560.2	449.4
Total	(1,221.3)	1,442.5	253.2
Operating income	95.6	7,177.1	1,259.7
Non-operating income (expenses), net
Financial income	65.1	585.6	102.8
Financial expenses	(1,266.3)	(787.1)	(138.2)
Income (loss) before taxes	(1,105.5)	6,975.6	1,224.4
Income tax	(206.2)	(1,278.2)	(224.4)
Net income (loss) for the period	(1,311.7)	5,697.3	1,000.0
Net income (loss) attributable to noncontrolling interest	49.1	457.3	80.3
Net income (loss) attributable to Companhia Siderúrgica Nacional shareholders	(1,360.8)	5,240.0	919.7

_________________

(1)	Translated solely for the convenience of the reader at the rate of R$5.6973 to US$1.00, which was the U.S. dollar selling rate as reported by the Central Bank as of March 31, 2021.

Three Months Ended March 31 2020 Compared to Three Months Ended March 31, 2021

We maintain integrated operations in five business segments: steel, mining, logistics, cement and energy. We manage and control the performance of our various business segments considering our proportional interest in our jointly controlled entity, MRS, reflected in the figures presented below.

Our consolidated results for the three months ended March 31, 2020 and 2021 by business segment are presented below:

	Three months ended March 31, 2020
Consolidated Results	Steel	Mining	Port	Railway(1)	Energy	Cement	Eliminations	Consolidated
	(in millions of R$)
Net operating revenues
Domestic market	2,511.2	263.4	74.5	282.3	42.0	145.7	183.6	2,737.9
Export market	1,030.8	1.382.4	-	-	-	-	(581.3)	2,596.7
Total net operating revenues	3,542.0	263.4	74.5	282.3	42.0	145.7	(397.7)	5,334.6
Cost of products sold	(3,237.4)	(822.8)	(49.2)	(270.5)	(29.3)	(145.1)	536.7	(4,017.7)
Gross profit	304.5	823.0	25.3	11.8	12.7	0.6	139.0	1,316.9
Selling, general and administrative expenses	(214.3)	(46.4)	(9.8)	(25.5)	(7.7)	(22.9)	(183.4)	(510.0)
Depreciation	207.4	144.8	7.7	124.4	4.4	36.4	(109.9)	415.2
Proportionate EBITDA of joint ventures	-	-	-	-	-	-	108.9	108.9
Adjusted EBITDA(2)	297.6	921.4	23.2	110.7	9.3	14.1	(45.3)	1,331.1

	Three months ended March 31, 2021
	Steel	Mining	Port	Railway(1)	Energy	Cement	Eliminations	Consolidated
	(in millions of R$)
Net operating revenues
Domestic market	4,876.2	791.7	83.5	400.6	54.3	277.4	(1,221.4)	5,262.4
Export market	1,796.7	4,689.2	-	-	-	-	165.0	6,650.9
Total net operating revenues	6,672.9	5,480.9	83.5	400.6	54.3	277.4	(1,056.4)	11,913.3
Cost of products sold	(4,797.8)	(1,841.3)	(55.5)	(286.7)	(34.9)	(191.4)	1,028.9	(6,178.8)
Gross profit	1,875.1	3,639.7	28.0	113.8	19.3	86.0	(27.4)	5,734.5
Selling, general and administrative expenses	(282.8)	(54.1)	(8.2)	(28.5)	(7.5)	(24.9)	(151.1)	(557.0)
Depreciation	235.0	150.2	8.4	107.6	4.4	42.0	(91.9)	455.7
Proportionate EBITDA of joint ventures	0.0	0.0	0.0	0.0	0.0	0.0	172.9	172.9
Adjusted EBITDA(2)	1,827.3	3.735,8	28.2	192.9	16.2	103.1	(97.5)	5,806.1

_________________

(1)	Railway logistics in our segment break-down includes our investee MRS, which is not consolidated in our unaudited interim consolidated financial information or our audited consolidated financial statements and is reflected only in equity in results of affiliated companies.
(2)	We calculate EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results from discontinued operations. We calculate adjusted EBITDA as net income (loss) for the period plus net financial income (expenses), income tax and social contribution, depreciation and amortization and results of discontinued operations, plus other operating income (expenses), equity in results of affiliated companies and the proportionate EBITDA of joint ventures. EBITDA and adjusted EBITDA are not measures of financial performance recognized under Brazilian GAAP or IFRS and they should not be considered alternatives to net income (loss) as measures of operating performance, or as alternatives to operating cash flows, or as measures of liquidity. EBITDA and adjusted EBITDA are not calculated using a standard methodology and may not be comparable to the definition of EBITDA or adjusted EBITDA, or similarly titled measures, used by other companies.

Net Operating Revenues

Net operating revenues increased R$6,578.6 million, or 123.3%, from R$5,334.7 million in the three months ended March 31, 2020 to R$11,913.3 million in the three months ended March 31, 2021, due to an increase in sales volume and in prices, as well as the depreciation of the real against the U.S. dollar.

Net domestic operating revenues increased R$2,524.5 million, or 92.2%, from R$2,737.9 million in the three months ended March 31, 2020 to R$5,262.4 million in the three months ended March 31, 2021, due to an increase in sales volume and in prices volumes in our steel, mining and cement segments.

Net revenues of exports and sales abroad increased R$4,054.2 million, or 156.1%, from R$2,596.7 million in the three months ended March 31, 2020 to R$6,650.9 million in the three months ended March 31, 2021, due to higher realized iron ore and steel prices, an increase in sales volume and the depreciation of the real against the U.S. dollar.

Steel

Steel net operating revenues increased R$3,130.9 million, or 88.4%, from R$3,542.0 million in the three months ended March 31, 2020 to R$6,672.9 million in the three months ended March 31, 2021. Sales volume increased 15.6%, from 1,139.6 million tons in the three months ended March 31, 2020 to 1,316.9 million tons in the three months ended March 31, 2021, and realized steel prices increased as well. Steel net domestic operating revenues increased R$2,365.0 million, or 94.2%, from R$2,511.2 million in the three months ended March 31, 2020 to R$4,876.2 million in the three months ended March 31, 2021. Steel net revenues of exports and sales abroad increased R$765.9 million, or 74.3%, from R$1,030.8 million in the three months ended March 31, 2020 to R$1,796.7 million in the three months ended March 31, 2021.

Mining

Mining net operating revenues increased R$3,835.1 million, or 233.0%, from R$1,645.8 million in the three months ended March 31, 2020 to R$5,480.9 million in the three months ended March 31, 2021, due to an increase in iron ore prices, the depreciation of the real against the U.S. dollar and an increase of 47% in sales volume, from 5.6 million tons in the three months ended March 31, 2020 to 8.2 million tons in the three months ended March 31, 2021. In the three months ended March 31, 2021, iron ore production reached 8.4 million tons, which represented a 40.9% increase over the same period in 2020.

Logistics

In the three months ended March 31, 2020, net operating revenues from railway logistics were R$282.3 million and net operating revenues from port logistics were R$74.5 million, while in the three months ended March 31, 2021, net operating revenues from railway logistics were R$400.6 million and net operating revenues from port logistics were R$83.5 million. In the three months ended March 31, 2021, port logistics handled 140 tons of steel products, two tons of general cargo, 38 containers and 532 tons of bulk at a 49% average price increase in general cargo as compared to the same period in 2020.

Energy

Our net operating revenues from the energy segment increased R$12.3 million, or 29.3%, from R$42.0 million in the three months ended March 31, 2020 to R$54.3 million in the three months ended March 31, 2021, mainly due to an increase in the volume of traded energy.

Cement

Our net operating revenues from the cement segment increased R$131.8 million, or 90.5%, from R$146 million in the three months ended March 31, 2020 to R$277.4 million in the three months ended March 31, 2021, mainly due to higher prices and a 14.0% increase in sales volume.

Cost of Products Sold

Cost of products sold increased R$2,161.1 million, or 53.8%, from R$4,017.7 million in the three months ended March 31, 2020 to R$6,178.8 million in the three months ended March 31, 2021, mainly due to operating costs in our steel and mining segments, as well as the effects of the depreciation of the real against the U.S. dollar on our cost of purchases of iron ore from third parties in our mining segment.

Steel

Steel costs of products sold increased R$1,560.4 million, or 48.2%, from R$3,237.4 million in the three months ended March 31, 2020 to R$4,797.8 million in the three months ended March 31, 2021, mainly due an increase in the volume of purchased raw materials, principally iron ore and coke, and the effects of the depreciation of the real against the U.S. dollar on the cost of these purchases.

The following table sets forth a breakdown of our steel production costs in the periods presented. Except for coal and coke, which we import, and certain metals (such as aluminum, zinc and tin) with domestic prices linked to international prices, our production costs are mostly denominated in reais.

	Three months ended March 31,				Change
	2020		2021
Steel Production Cost (Parent Company)	(R$ million)	(R$/ ton)	(R$ million)	(R$/ ton)	(R$ million)	(R$/ ton)
Raw materials	1,579.3	1,691.3	2,488.2	2,497.9	908.9	806.6
Iron ore	246.7	264.2	701.2	703.9	454.5	439.7
Coal	261.1	279.7	233.4	234.3	(27.7)	(45.4)
Coke	427.2	457.5	644.5	647.0	217.2	189.5
Coils	3.2	3.5	0.0	0.0	(3.2)	(3.5)
Metals	151.9	162.6	195.2	196.0	43.4	33.3
Outsourced slabs	113.7	121.8	0.4	0.4	(113.4)	(121.4)
Pellets	278.1	297.8	535.0	537.1	256.9	239.3
Scrap	19.3	20.7	63.1	63.4	43.8	42.7
Other(1)	78.0	83.5	115.4	115.9	37.4	32.4
Labor	241.2	258.3	221.4	222.2	(19.8)	(36.0)
Other production costs	690.5	739.5	818.1	821.3	127.6	81.8
Energy/fuel	278.2	297.9	273.3	274.3	(4.9)	(23.5)
Services and maintenance	88.7	95.0	173.8	174.5	85.2	79.6
Tools and supplies	91.1	97.6	103.4	103.8	12.3	6.3
Depreciation	148.0	158.5	166.5	167.2	18.6	8.7
Other	84.6	90.6	101.0	101.4	16.4	10.8
Total	2,511.0	2,689.0	3,527.7	3,541.4	1.016.7	852.3

Mining

Our mining costs of products sold increased R$1,018.5 million, or 123.8%, from R$822.8 million in the three months ended March 31, 2020 to R$1,841.3 million in the three months ended March 31, 2021, mainly due to an increase in iron ore prices, which increased the cost of iron ore purchased from third parties and other costs indexed to these prices, such as CFEM and port logistics, as well as the depreciation of the real against the U.S. dollar.

Logistics

Cost of services attributable to our logistics segment increased R$22.5 million, or 7.0%, from R$319.7 million in the three months ended March 31, 2020 to R$342.2 million in the three months ended March 31, 2021, mainly due to adjustments in fuel prices.

Energy

Cost of products sold attributable to our energy segment increased R$5.6 million, or 19.1%, from R$29.3 million in the three months ended March 31, 2020 to R$34.9 million in the three months ended March 31, 2021, due to an increase in sales volume.

Cement

Cost of products sold attributable to our cement segment increased R$46.4 million, or 32.0%, from R$145.1 million in the three months ended March 31, 2020 to R$191.4 million in the three months ended March 31, 2021, mainly due to an increase in sales volume.

Gross Profit

Gross profit increased R$4,417.6 million, or 335.4%, from R$1,316.9 million in the three months ended March 31, 2020 to R$5,734.5 million in the three months ended March 31, 2021, due to the variations in our operating revenues and cost of products sold discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased R$47.0 million, or 9.2%, from R$510.0 million in the three months ended March 31, 2020 to R$557.0 million in the three months ended March 31, 2021. Selling expenses increased R$31.7 million, or 8.1%, from R$390.9 million in the three months ended March 31, 2020 to R$422.6 million in the three months ended March 31, 2021, mainly due to a decrease in average freight rates. General and administrative expenses increased R$15.4 million, or 12.9%, from R$119.1 million in the three months ended March 31, 2020 to R$134.5 million in the three months ended March 31, 2021, due to ordinary course increases in our expenses.

Other Operating Income (Expenses)

Other operating income (expenses) increased R$2,652.4 million, from a net operating expense of R$666.2 million in the three months ended March 31, 2020 to a net operating income of R$1,986.1 million in the three months ended March 31, 2021.

Other operating income increased R$2,457.5 million, from R$102.7 million in the three months ended March 31, 2020 to R$2,560.2 million in the three months ended March 31, 2021, mainly due to R$2,472.5 million in proceeds from our sale of part of our equity interest in CSN Mineração in the context of its initial public offering.

Other operating expenses decreased R$194.8 million, from R$768.9 million in the three months ended March 31, 2020 to R$574.1 million in the three months ended March 31, 2021, mainly due to R$202.2 million in idle capacity in our mining segment in the three months ended March 31, 2020.

Equity in Results of Affiliated Companies

Equity in results of affiliated companies increased R$58.5 million, or 129.7%, from a loss of R$45.1 million in the three months ended March 31, 2020 to a gain of R$13.4 million in the three months ended March 31, 2021, mainly due to an increase in the net income of our investee MRS.

Operating Income

Operating income increased R$7,081.5 million, from R$95.6 million in the three months ended March 31, 2020 to R$7,177.1 million in the three months ended March 31, 2021, due to the reasons discussed above.

Financial Income (Expenses), Net

Net financial expenses decreased R$999.6 million, or 83.2%, from R$1,201.1 million in the three months ended March 31, 2020 to R$201.5 million in the three months ended March 31, 2021, mainly due to a positive change of R$1,475.0 million in the fair value of our Usiminas shares, which effect was partially offset by a negative change of R$421.2 million in foreign exchange results.

Income Taxes

Income tax expense in Brazil refers to federal income tax and social contribution. The statutory rates for these taxes applicable to the periods presented were 25% for federal income tax and 9% for social contribution. Adjustments are made to income in order to reach the effective tax expense or benefit for each fiscal year. As a result, our effective tax rate is volatile among fiscal periods.

At statutory rates, we had an income tax of R$375.9 million in the three months ended March 31, 2020 and R$2,371.7 million in the three months ended March 31, 2021, which represents 34% of our income before taxes. After adjustments to meet the effective income tax rates, we recorded an expense for income tax and social contribution of R$206.2 million in the three months ended March 31, 2020 and a tax expense of R$1,278.2 million in the three months ended March 31, 2021. Expressed as a percentage of pretax income, our effective income tax rate was 18.7% in the three months ended March 31, 2020 and 18.3% in the three months ended March 31, 2021. In the three months ended March 31, 2021, in order to meet the effective income tax rate, we had a positive net adjustment of R$1,093.4 million, mainly due to a positive impact of R$1,212.3 million related to deferred income tax credits recognized in the three months ended March 31, 2021, which effect was partially offset by R$206.0 million in tax on the results of subsidiaries at different rates or not taxed.

It is not possible to predict future adjustments to federal income tax and social contribution statutory rates, as they depend on interest on shareholders’ equity, tax incentives and non-taxable factors, including income from offshore operations and tax losses from offshore operations.

Net Income (Loss) for the Period

In the three months ended March 31, 2021, we recorded net income of R$5,697.3 million, as compared to net loss of R$1,311.7 million in the three months ended March 31, 2020. The increase of R$7,009.0 million was due to the reasons discussed above.

Liquidity and Capital Resources

Cash Flows

Cash and cash equivalents increased R$3,963.6 million in the three months ended March 31, 2021, as compared to an increase of R$2,192.2 million in the three months ended March 31, 2020.

Operating Activities

Cash provided by operating activities increased R$2,988.6 million, or 640.1%, from R$466.9 million in the three months ended March 31, 2020 to R$3,455.5 million in the three months ended March 31, 2021, mainly due to the R$7,009.0 million increase in our net income, adjusted by certain reconciling items that do not represent cash receipts or disbursements, such as depreciation and amortization expenses, deferred income taxes and foreign exchange variations. In addition, the positive change of R$1,475.0 million in the fair value of our Usiminas shares and our gains of R$2,472.5 million on our sale of part of our equity interest in CSN Mineração in the context of its initial public offering, reflected in our net income, did not affect our cash provided by operating activities. Additionally, we had net changes in certain operating assets and liabilities, including increases of R$800.2 million in inventories, R$1,235.2 million in trade receivables and R$1,683.6 million in suppliers, and decreases of R$340.8 million in taxes recoverable and R$127.8 million in interest payments.

Investing Activities

Cash provided by investing activities was R$2,737.1 million in the three months ended March 31, 2021 and cash used in investing activities was R$404.8 million in the three months ended March 31, 2020. The increase of R$3,141.9 million in cash provided by investing activities was mainly due to R$3,164.6 million in gains on our sale of part of our equity interest in CSN Mineração in the context of its initial public offering.

Financing Activities

Cash used in financing activities was R$2,212.3 million in the three months ended March 31, 2021 and cash provided by financing activities was R$2,157.1 million in the three months ended March 31, 2020. This change of R$4,369.4 million was mainly due to (i) an increase R$1,289.5 million in debt amortization payments and (ii) a decrease of R$4,246.1 million in new borrowings in the three months ended March 31, 2021, as compared to the same period in 2020. These effects were partially offset by R$1,347.9 million in cash proceeds from CSN Mineração’s sale of primary shares in the context of its initial public offering.

Trade Accounts Receivable Turnover Ratio

Our trade accounts receivable turnover ratio, which is the ratio between our trade accounts receivable and our net operating revenues, measured in days of sales, was 27 days, 25 days, 23 days and 28 days as of December 31, 2018, 2019 and 2020 and as of March 31, 2021, respectively.

Inventory Turnover Ratio

Our inventory turnover ratio, which we measure by dividing our inventories by our annualized cost of products sold, measured in days of cost of products sold, was 99 days, 92 days, 64 days and 104 days as of December 31,

2018, 2019 and 2020 and as of March 31, 2021, respectively.

Trade Accounts Payable Turnover Ratio

Our trade accounts payable turnover ratio, which we measure by dividing our trade accounts payable by our cost of products sold, measured in days of cost of products sold, was 78 days, 84 days, 94 days and 95 days as of December 31, 2018, 2019 and 2020 and as of March 31, 2021, respectively. This extension in payment terms reflects our renegotiation of commercial terms with our suppliers and contractors.

Liquidity Management

Given the capital intensive and cyclical nature of our industry and the generally volatile Brazilian macroeconomic environment, we retain cash on hand to run our operations and to meet our short-term financial obligations. As of March 31, 2021, cash and cash equivalents were R$13,908 million, as compared to R$9,945 million as of December 31, 2020, R$1,089 million as of December 31, 2019 and R$2,248 million as of December 31, 2018.

As of March 31, 2021, our short-term and long-term indebtedness accounted for 10.6% and 89.4%, respectively, of our total debt, and the average life of our existing debt was equivalent to approximately 44 months, not considering our perpetual bonds issued in September 2010.

Capital Expenditures and Investments

In the three months ended March 31, 2021, we had capital expenditures and investments of R$410 million, comprising:

•        R$197 million in our steel segment: productivity and modernization projects to improve performance, including major repairs on our blast furnace no. 2, coke battery revamp, automation and efficiency improvements, maintenance and spare parts in all our steel facilities.

•        R$175 million in our mining segment: projects in iron ore beneficiation to increase iron recovery, quality, reduce reliance on dams and turn part of waste into product; renewal of mine equipment fleet, maintenance and safety measures on our tailings dams; sustainability, maintenance and spare parts in all our mining facilities and ports.

•        R$38 million in our cement segment: sustaining projects in our Volta Redonda and Arcos plants.

Debt and Derivative Instruments

As of March 31, 2021 and December 31, 2020, our total debt (comprising current and non-current portions of borrowings and financings) was R$34,139.2 million and R$35,270.7 million (including transactions costs), respectively, which represents 197.6% and 313.5% of shareholders’ equity as of March 31, 2021 and December 31, 2020, respectively. As of March 31, 2021, our short-term debt (comprising current borrowings and financings, which includes the current portion of long-term debt) was R$3,617.9 million and our long-term debt (comprising non-current borrowings and financings) was R$30,521.3 million.

As of March 31, 2021, approximately 25.7% of our debt was denominated in reais and substantially all of the remaining balance was denominated in U.S. dollars. Our policy is to protect ourselves against foreign exchange losses and interest rate losses on our debt, which we do through hedge accounting.

The following table sets forth our borrowings, financing and debentures, which we record at amortized cost:

The following table sets forth the average interest rate of our borrowings and financing:

		As of March 31, 2021
	Average interest rate(1)	Total Debt
		(in millions of R$)
US$	6.83%	25,115.3
R$	3.69%	8,776.1
EUR	1.50%	349.9
		34,241.3

_________________

(1)	In order to determine the average interest rates for our borrowings and financing agreements with floating rates, we used rates as of March 31, 2021.

Debt Maturity Schedule

In the three months ended March 31, 2021, we anticipated US$329 million in export prepayment amortizations, which were originally scheduled for October 2021 and January 2022, and extended the maturity of US$79 million in aggregate principal amount of indebtedness from 2022 to 2023. We also anticipated the payment of R$315 million in aggregate principal amount of export credit notes originally scheduled to mature during the course of 2021. In addition, we repurchased and cancelled R$391 million in aggregate principal amount of outstanding debentures.

The following chart sets forth our debt maturity profile as of March 31, 2021:

* Does not consider accrued interest, transaction costs or premiums on issuance.

The following table sets forth the maturity profile of our long-term debt as of March 31, 2021, gross of transaction costs and premiums on issuance:

For further information on our indebtedness, see note 12 to our unaudited interim consolidated financial information.

Exhibit B

CERTAIN UPDATES TO OUR 2020 ANNUAL REPORT

The following are certain updates to our 2020 Annual Report:

Distribution of Dividends

On April 30, 2021, our shareholders approved a dividend distribution of R$901.1 million, which we paid on May 12, 2021.

Sale of Usiminas Shares

On May 7, 2021, we sold 56.0 million preferred shares of Usiminas for a total of R$1,294.7 million.

Export Prepayment Agreement

On May 11, 2021, CSN Mineração signed an export prepayment agreement, in an aggregate principal amount of US$350.0 million, with a term of 12 years and insured by Nippon Export and Investment Insurance, with a syndicate of international banks. Proceeds from the transaction, which consummation is subject to certain ordinary course conditions precedent and is expected to occur by the end of June 2021, will be used for investments in CSN Mineração’s Casa de Pedra mine.

Certain Legal Developments

The chairman of our board of directors and chief executive officer was summoned to provide information in the context of an investigation initiated by the Brazilian Federal Police in January 2021 in response to an anonymous allegation relating to cartel practices in Brazil by cement producers. We intend to fully cooperate in the investigation, but, given its preliminary stage, cannot foresee its scope or the impact it may have, if any.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in these assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 2, 2021	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer